CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

Q2 & H1 2014 Results Review July 31 st , 2014 Exhibit 99.2

Safe Harbor Statement
Q2 & H1 ’14 Results Review Review
Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”,
“on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-
looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-
looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-
related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the
Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB
July 31   , 2014
st

Q2 & H1 ’14 Results Review 3
Q2 2014
The quarter in summary
0.25
0.28
(*) EPS before restructuring and other exceptional items
8.5 8.6
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated
Net Income before restructuring and other
exceptional items
of $382mn, or $0.28 per share,
an EPS increase of 12% over prior year
Operating margin of Industrial Activities at 7.9%
Industrial net sales
at $8.6bn
slightly up vs. last
year, with increase in Powertrain offsetting declines
in other segments
Sales performance and operational conditions flat year
over year, despite a significant market drop in
LATAM across all segments and in particular for
Commercial Vehicles, offset by resilience in Agriculture
Equipment, continuous recovery in Construction
Equipment, increased deliveries in EMEA Commercial
Vehicles and volume leverage in Powertrain
INDUSTRIAL
ACTIVITIES
NET
SALES
($BN)
BASIC
EPS *
July 31   , 2014
st
Q2 '13 Q2 '14
Q2 '13 Q2 '14

4 Financial Highlights

Q2 & H1 2014 Highlights
Net Sales at $8.6bn in Q2 2014 up 0.3% (H1 2014 at $15.8bn down 0.1%)
Operating Profit at $678mn in Q2 2014 down 1.2% with margin at 7.9% (H1 2014 at $1.1bn down 1.5% with margin at 6.9%)
Net Industrial Debt as of June 30, 2014 at $3.7bn
Net Industrial Cash Flow in Q2 2014 positive $636mn (negative $1.2bn for H1 2014)
Revenues at $8.9bn in Q2 2014 up 0.9% (up 0.4% to $16.5bn in H1 2014)
Net income at $358mn in Q2
2014;
net income before restructuring and other exceptional items at $382mn (H1 2014 net income at $459mn; net income before restructuring and other  exceptional items at $559mn)
EPS at $0.26 in Q2
2014;
EPS before restructuring and other exceptional items at $0.28 (H1 2014 EPS at $0.33; EPS before restructuring and other exceptional items at $0.41)
Available Liquidity as of June 30, 2014 at $7.7bn (inclusive of $2.3bn in undrawn committed facilities)
July 31   , 2014 Q2 & H1 ’14 Results Review Review
Consolidated
Industrial Activities
st

Q2 2014
From operating profit to net income
($mn)
Q2 2014 Q2 2013
Industrial Activities Operating profit 678 686 (8)
Financial Services Operating profit 152 141 11
Elimination & Other (94) (77) (17)
Operating Profit
736 750 (14)
Restructuring expenses (30) (20) (10)
Interest expenses of Industrial Activities, net of interest income and eliminations (158) (142) (16)
Other, net (63) (60) (3)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
485 528 (43)
Income taxes (158) (221) 63
Equity in income of unconsolidated subsidiaries and affiliates 31 41 (10)
Net Income
358 348 10
Net Income attributable to non-controlling interest 4 65 (61)
Net Income attributable to CNH Industrial N.V. 354 283 71
EPS (basic)
0.26 0.23 0.03
EPS (diluted) 0.26
0.23
0.03
Q2 & H1 ’14 Results Review Review July 31
st
, 2014

Q2 2014
Net Sales Performance by Industrial Activities
Net Sales at $4.4bn down 2.3%
Geographic distribution of net sales:
Net Pricing
Volume (primarily LATAM and NAFTA)
Product Mix (NAFTA)
Net Sales at $931mn down 0.9%
Geographic distribution of net sales:
Increased Demand in NAFTA
Volume (primarily LATAM and APAC)
Net Sales at $2.7bn, flat to prior year
Geographic distribution of net sales:
75% EMEA, 16% LATAM and 9% APAC
Deliveries in EMEA (Light  and Heavy)
Product Mix (APAC)
Deliveries in LATAM (Industry and De-
stocking)
Deliveries in Bus (Euro VI transition)
Net Sales at $1.3bn, up 13.6%
Sales to external customers
41% of total net sales (33% in Q2 2013)
Volume
Q2 2013 Q2 2014
-2.3%
4,539 4,436
939 931
2,718 2,704
8,536
8,564
-0.9%
0.3%
1,100
1,250
13.6%
(760) (757)
-0.5%
Q2 & H1 ’14 Results Review Review July 31
st
, 2014
43% NAFTA, 37% EMEA, 10% LATAM and
10% APAC.
43% NAFTA, 19% EMEA, 29% LATAM and
9% APAC

Q2 2014
US GAAP Industrial Activities Net Sales - Growth Composition
2,718
939
4,539
1,100
2,660
949
4,433
1,202
2,704
931
4,436
1,250
8,564
8,513
-0.3%
+0.6%
(*) Including  Other Activities, Unallocated Items &  Adjustment & Eliminations
(23)
51
NET
SALES
($MN)
8,536
Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment
2014
FOREIGN EXCHANGE RATE
(
QUARTERLY AVERAGE)
Q2 & H1 ’14 Results Review Review
Q2 '13 Organic Growth Q2 '14 @ constant
currency
FX impact Q2 '14 as reported
Q1 Q2
Impact on
P&L
Q2 ‘14 vs. Q2 ‘13
$ / €
1.370 1.371
$ / BRL
2.366 2.231
$ / GBP 1.655 1.683
$ / AUD
0.897 0.933
EUR, 38%
USD, 33%
BRL, 11%
CAD, 5%
GBP, 2%
AUD, 3%
Other, 8%
July 31
st
, 2014
REVENUES BY CURRENCY
– JUN YTD 2014

Q2 2014
Operating Profit Performance by Industrial Activities
Operating Profit at $632mn,
down 2.2% vs. Q2 2013
Operating Profit Margin at 14.2%
Flat vs. Q2 2013
Operating Profit at $28mn vs.
$13mn in Q2 2013
Operating Profit Margin at 3.0%
+1.6 p.p. vs. Q2 2013
Operating Loss of $21mn vs. a
loss of $11mn in Q2 2013
Operating Profit Margin at (0.8)%,
-0.4 p.p. vs. Q2 2013
Operating Profit at $64mn up
$10mn vs. Q2 2013
Operating Profit Margin at
5.1%,
+0.2 p.p. vs. Q2 2013
Q2 & H1 ’14 Results Review Review July 31
st
, 2014
OPERATING
PROFIT
($MN)

Q2 2014
Cash Flow – Change in Net Industrial Debt
Q2 & H1 ’14 Results Review Review July 31
st
, 2014
(4,024)
358
183
24
267
(200)
4
(374)
70
(3,692)
NET INDUSTRIAL CASH FLOW
636
CHANGE IN NET DEBT
332
MAR 13,
2014
NET
INCOME
D&A CHANGE  IN
FUNDS &
OTHERS
CHANGE  IN
WC
TANGIBLE &
INTANGIBLE
CAPEX
CHANGE  IN
INVESTMENT,
SCOPE & OTHER
CAPITAL
INCREASE,
DIVIDENDS &
EQUITY
TRANSACTION
FX
TRANSLATION
EFFECTS
JUN 30,
2014

Q2 2014
Industrial Activities - Capex breakdown
216
Delta % y-o-y
200
Q2 & H1 ’14 Results Review Review
-7.4%
New Products & Technology
Maintenance & Other
Industrial Capacity Expansion &
LT Investments
47%
39%
14%
Agricultural Equipment
Construction Equipment
Commercial Vehicles
Powertrain
33%
5%
52%
10%
TOTAL
CAPEX
($MN)
BY
CATEGORY
BY
SEGMENT
July 31
st
, 2014

Q2 2014
Financial Services performance
Retail originations at $2.7bn flat vs. Q2 ’13
Managed portfolio
*
at $29.1bn (of which retail 65% and wholesale 35%)
up $1.4bn vs. March 31, 2014 (of which retail up $0.4bn and wholesale up
$1.0bn)
Delinquencies on-book over 30 days were 4.5% down 0.7p.p. vs. Q2 ’13
Q2 ’14 Profitability ratios
Gross Margin / Average Assets On-Book = 3.9%
RoA
**
= 2.1%
96
105
Net income of $105mn, up $9mn mainly due to higher average
portfolio value and lower income taxes
(*) Including  JVs
(**) RoA defined as: PBT  / average managed assets annualized
Delta % y-o-y
Q2 & H1 ’14 Results Review Review
KEY
HIGHLIGHTS
NET
INCOME
+9%
($MN)
July 31
st
, 2014

Q2 2014
Liquidity & Debt Maturity (June 30 , 2014)
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Cash
Other
Available
Liquidity ($bn)
1
Represents cash portion of debt maturities as of 06/30/2014
2
Of which $0.8bn ABS related & Restricted Cash
Available liquidity at June 30, 2014 was $7.7bn, compared to
$8.1bn at March 31, 2014
$7.7
$1.5
$4.1
$3.2
$3.1
$2.8
$2.4
As of
06/30/2014
6M 2014 2015 2016 2017 Beyond 2018
Q2 & H1 ’14 Results Review Review
Proceeds from the $500mn bond
issued by CNH Industrial Capital LLC,
due July 2019, with a fixed rate
coupon of 3.375%
Dividend payment
Cash utilized to support portfolio
growth for financial services
activities
COMPANY
AVAILABLE LIQUIDITY
$5.4bn of cash ²
$2.3bn undrawn under medium-term committed unsecured
credit lines
th
July 31
st
, 2014
Debt Maturity Schedule ($bn)
1

14 Industrial Activities Overview

Q2 2014 – Agricultural Equipment
Operating Profit Variance
Operating profit of $632mn ($646mn in Q2 2013)
Operating margin at 14.2%
OPERATING
PROFIT
VARIANCE
646
(97)
103
(5)
(13)
-
(2)
632
14.2%
14.2%
Q2 & H1 ’14 Results Review Review
Q2 '13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q2 '14
($MN)
Volume in LATAM and NAFTA
Product Mix (large horsepower
tractors in NAFTA)
Tier 4B content costs, partially
offset by production cost
efficiencies
July 31
st
, 2014
Pricing (recovery of Tier 4B
content cost, inflationary cost
increase and adverse FX)
KEY
H
IGHLIGHTS

Q2 2014 – Agricultural Equipment
Industry Volumes & Outlook (% Change y-o-y)
Q2 & H1 ’14 Results Review Review
NAFTA
< 40 hp
EMEA
LATAM
APAC
Worldwide
Q2 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q2 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
(5%) to Flat
Flat to 5%
Flat to 5%
(5%) to Flat
(5%) to Flat
(15%) to (20%)
(5%) to Flat
(10%) to (15%)
(20%) to (25%)
(5%) to (10%)
(15%) to (20%)
(10%) to (15%)
(12%)
1%
4%
(2%)
(7%)
(12%)
(16%)
(13%)
(20%)
(9%)
(30%)
(1%)
Industry volume weaknesses across the regions with the exception of low horsepower tractors in NAFTA
Market share performance generally flat for tractors and down for combines
July 31
st
, 2014
40 hp

Q2 2014 – Agricultural Equipment
Inventory management (units of equipment)
Q2 & H1 ’14 Results Review Review
Second quarter overproduction vs. retail at 6%
* Excluding Joint Ventures
Source: CNH Industrial Internal Data
6%
Q1'10 Q2'10 Q3'10 Q4-10 Q1-11 Q2-11 Q3-11 Q4-11 Q1-12 Q2-12 Q3-12 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14
Company Inventory Dealer Inventory AG Retail Sales* AG Production*
AGRICULTURAL
EQUIPMENT
(MAJOR
EQUIPMENT)
July 31
st
, 2014

Q2 2014 – Construction Equipment
Operating Profit Variance
13
(10)
14
3
9
9
(10)
28
1.4%
3.0%
Q2 & H1 ’14 Results Review Review
Operating profit of $28mn ($13mn for Q2 2013)
Operating margin at 3.0% (1.4% for Q2 2013)
KEY
HIGHLIGHTS
Volume (LATAM and APAC) Pricing (NAFTA and LATAM)
Production Cost
SG&A Containment
Product Mix
OPERATING
PROFIT
VARIANCE
($MN)
July 31
st
, 2014
Q2 '13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q2 '14

Q2 2014 – Construction Equipment
Industry Volumes & Outlook (% Change y-o-y)
Q2 & H1 ’14 Results Review Review
NAFTA
LATAM
Worldwide
Q2 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q2 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
(2%)
7%
8%
(28%)
(16%)
Flat to 5%
5% to 10%
5% to 10%
(20%) to (25%)
(10%) to (15%)
(10%)
11%
8%
(12%)
(21)%
(5%) to Flat
10% to 15%
5% to 10%
(10%) to (15%)
(10%) to (15%)
EMEA
APAC
Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions.  Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment.  The data for current and prior periods is updated to reflect this definition change
Demand recovery intact in mature markets, while demand contracted in developing economies
Market share flat overall with the exception of LATAM up year over year
July 31
st
, 2014

Q2 2014 – Construction Equipment
Inventory management (units of equipment)
Q2 & H1 ’14 Results Review Review
Second quarter overproduction vs. retail at 12%
* Excluding Joint Ventures
Source: CNH Industrial Internal Data
July 31
st
, 2014
C
ONSTRUCTION
EQUIPMENT
(LIGHT &
HEAVY)

Q2 2014 – Commercial Vehicles
Operating Profit Variance
Operating loss of $21mn (loss of $11mn in Q2 2013)
•
LATAM negative volume / mix total impact of approx. $46mn including manufacturing under-absorption
(11)
(29)
2
12
(21)
22
4
(21)
Q2 & H1 ’14 Results Review Review
EMEA Volume/Mix and Pricing
New Product launch costs
LATAM Industry / Deliveries
APAC Product Mix
SG&A Containment
LATAM under absorption
•
Brazil down ~34%;
•
Argentina  down ~57%
•
Venezuela down 100%
• Euro VI transition in Bus
• New Daily launch
st
July 31   , 2014

Q2 2014 – Commercial Vehicles
Industry Volumes & Outlook (% Change y-o-y)
APAC *
+3%
(23%)
(6%)
Flat to 5%
(15%) to (20%)
(5%) to Flat
Market share in EMEA at 11% in line with last year excluding adverse geographic mix;
LATAM at 9.3% down 1.3 p.p.; APAC at 2.0%
Q2 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
China (Iveco present with  JVs) Q2 ‘14 market share at 4% down 0.4 p.p.; Q2 ’14 Industry down 11%
Q2 & H1 ’14 Results Review Review
EMEA *
LATAM *
July 31
st
, 2014
* Reflects aggregate for key markets where Group competes
EMEA:
Europe (27 countries reflecting key market where the segment competes); LATAM:
Brazil,
Argentina and Venezuela;
APAC:
Russia, Turkey, South East Asia, Australia, New Zealand

Q2 2014 – Commercial Vehicles
Units Sold & Orders
10%
(44)%
2%
(11)%
(64)%
(5)%
Deliveries
change vs. prior year
Orders
change vs. prior year
Q2 ’14 Book to Bill at 0.9 vs. 1.2 last year, primarily due to market adjustment post Euro V pre-buy;
Book to Bill particularly strong in Bus business at 1.7 vs 1.4 last year
Total deliveries at 33k vehicles, down 4% vs. Q2 ’13
•
Trucks volumes  by segment:
•
Light up 3% on favorable industry demand
•
Medium down 25% as a result of the Euro V pre-buy effect
•
Heavy down 3% due to continued TIV drop in LATAM (mainly in
Argentina from lack of financing)
Total orders at 30k units, down 23% vs. Q2 ’13
•
EMEA at 24k units, down 11% due to phase-out of old models and
•
LATAM at 3k units, down 62% driven by industry volumes and plants shutdown, including the previously announced production curtailment in
Venezuela
•
APAC at 3k units, down 5%
•
Q3 ’14 production 100% covered
(4)%
(23)%
Q2 & H1 ’14 Results Review Review
EMEA *
LATAM *
APAC *
World Wide
*
Reflects aggregate for key markets where Group competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Brazil,
Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand
July 31
st
, 2014
comparative Euro V backlog in 2013; specialty vehicles orders up 30%

24 Q2 2014 – Commercial Vehicles Inventory management (units of equipment) Second quarter overproduction vs. retail at 2% July 31 st , 2014 Q2 & H1 ’14 Results Review Review

Q2 2014 – Powertrain
Units Sold (% change y-o-y)
+18%
+3%
+6%
Units Sold
change vs. prior year
Volumes up across all business segments for both captive and third party sales
Units sold by business line
•
Engines up 18% to 160k units (CVs 24%, AG 25%, CE 5%, third
•
Gearboxes up 3% to 18k units
•
Axles up 6% to 44k units
Q2 & H1 ’14 Results Review Review
ENGINES
GEARBOXES
AXLES
July 31
st
, 2014
parties 46%); third parties at 74k units sold up 35% vs. last year

Q2 2014
Main Product Launches across Segments
New Daily: a worldwide product with two frame
layouts to optimize both cab and van
•
Available in the market from June 2014
•
Orders at  ~13k since the launch
International launch held at
A completely new range
•
Upgraded Farmall C Tractor Range
•
Six new models from 58-107 HP
•
New 3.4 litre, four-cylinder, common-rail diesel
engine which are both turbocharged and intercooled
•
Received Silver Award for Axial-flow 9230
•
New Tier 4B CR Combine Series
•
ECOBlue™ HI-eSCR technology
•
Up to 15% more productivity
•
Grain crackage as low as 0.2%
New 2.2 litre engine skid-steer loader models for
Africa & ME
Two new models
Increased productivity
2.2 litre engine displacement
New strategic partnership with Leica Geosystems
•
F1C with ULEV 34 homologation for US market
started production in April (powering RAM
ProMaster)
•
New Cursor 16 awarded Diesel of
the Year 2014 started production
in June
New Cursor 16
F1C
Q2 & H1 ’14 Results Review Review
CASE Latin America debuted at the Brazil Agrishow fair with
machines specifically designed for agriculture applications
621D and 721E applicable to sugar cane
production
Entry-level 570T backhoe loader launch in Africa & ME
July 31
st
, 2014
beginning of June 2014

27 FY 2014 US GAAP Guidance & Efficiency Program Announcement

FY 2014 US GAAP Guidance
CNH Industrial is confirming its 2014 U.S. GAAP guidance, consistent with the 5-year plan financial projections presented at the May 8
th
Investor Day, as follows:
• Net sales of Industrial Activities at approximately $32bn
• Operating profit of Industrial Activities between $2.1bn and $2.2bn, with margin between 6.5% and 6.9%
• Net industrial debt between $2.2bn and $2.1bn
• Consolidated net income before restructuring between $0.9bn and $1.0bn, with earnings per share before restructuring between $0.69 and $0.74
Q2 & H1 ’14 Results Review Review July 31
st
, 2014

Efficiency Program
Q2 & H1 ’14 Results Review Review
Benefits from this program are expected as early as H2 2014
Annualized savings of approximately $160mn by 2016
July 31
st
, 2014
Comprehensive Efficiency Program designed to enhance productivity and competitiveness of its Industrial Activities:
•
Total cumulative charge of approximately $280mn over the next three years (non-cash impact of approximately 20%);
•
Majority of Restructuring charges to impact the statement of operations in 2014 and 2015;
Among main efficiency actions by segment:
•
Agricultural Equipment:
•
Construction Equipment:
connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co.,
Ltd, (ii) re-positioning of Case and New Holland brands offering and the consequent alignment of their dealer network
•
Commercial Vehicles:
(ii) the completion of manufacturing product specialization programs.
closure of a joint venture as the business model is no longer viable in the current environment
(i) re-tooling of its industrial footprint, including closure of the assembly plant in Calhoun, Georgia, in
(i) SG&A expenses as a result of the transition to CNH Industrial regional structure,

30 Appendix

Industry drivers
Source:  IHS Global Insight;  Commodity spot as per CME Group
Jun-13 Jun-14
% change
vs. Jun 13
SOYBEANS $560 $528 -5.7%
CORN $297 $203 -31.6%
WHEAT $314 $307 -2.2%
2011 2012 2013 F Y-o-Y (12/13) 2014 F 2015 F 2016 F
IHS Global Insight 118.0 113.8 130.5 14.7% 99.0        106.5         103.8
USDA - Aug. 2012 118.0 113.8 130.5 14.7% 95.8
World 3.1% 2.6% 2.5% 2.9% 3.5% 3.7%
North America 2.0% 2.8% 1.8% 2.2% 3.1% 3.4%
Europe 2.0% -0.1% 0.4% 1.6% 2.0% 2.1%
Commonwealth of Ind. States 4.6% 3.4% 2.0% 1.0% 2.3% 3.1%
Asia (less Japan) 6.8% 5.8% 5.8% 5.8% 6.0% 6.1%
Latin America 4.1% 2.3% 2.9% 1.7% 2.7% 3.7%
Q2 & H1 ’14 Results Review Review July 31
st
, 2014
$560
$528
$297
$203
$314
$307
$0
$200
$400
$600
$800
SOYBEANS CORN WHEAT
Net Farm Income - USD billion
Gross Domestic Product Growth - YoY % Change
MONTHLY
COMMODITY
PRICE
(US$ PER METRIC TON)
MONTHLY
COMMODITY
PRICE
(US$ PER METRIC TON)

Q2 2014
Results highlights (IFRS & US GAAP ) – delta with previous year
NET PROFIT EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 399 43 354 71 0.29 - 0.26 0.03
Attributable to non-controlling interest 4 (69) 4 (61)
Group 403 (26) 358 10
Q2 & H1 ’14 Results Review Review July 31
st
, 2014
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment
4,436 (103) 4,436 (103) 611 (16) 632 (14) 13.8% 14.2%
Construction Equipment
931 (8) 931 (8) 34 22 28 15 3.7% 3.0%
Commercial Vehicles
2,756 (4) 2,704 (14) (39) (47) (21) (10) -1.4% -0.8%
Powertrain
1,252 149 1,250 150 65 12 64 10 5.2% 5.1%
Other Activities, Unallocated Items, Adj. & Elim.
(757) 3 (757) 3 (16) - (25) (9)
Industrial Activities
8,618 37 8,564 28 655 (29) 678 (8) 7.6% 7.9%
Financial Services
528 54 468 54 146 2 152 11 27.7% 32.5%
Eliminations
(138) (5) (121) - (94) (17)
Group
9,008 86 8,911 82 801 (27) 736 (14) 8.9% 8.3%
($
MN
)

($
MN
)

H1 2014
Results highlights (IFRS & US GAAP ) – delta with previous year
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment
8,142 (341) 8,142 (341) 1,053 (20) 1,096 (18) 12.9% 13.5%
Construction Equipment
1,705 12 1,705 12 35 51 31 44 2.1% 1.8%
Commercial Vehicles
5,110 (13) 5,012 (27) (113) (98) (91) (52) -2.2% -1.8%
Powertrain
2,457 377 2,451 377 95 27 98 30 3.9% 4.0%
Other Activities, Unallocated Items, Adj. & Elim.
(1,533) (37) (1,533) (37) (35) (12) (44) (21)
Industrial Activities
15,881 (2) 15,777 (16) 1,035 (52) 1,090 (17) 6.5% 6.9%
Financial Services
1,037 72 908 77 276 (3) 286 4 26.6% 31.5%
Eliminations
(266) 2 (234) 10 (174) (17)
Group
16,652 72 16,451 71 1,311 (55) 1,202 (30) 7.9% 7.3%
NET PROFIT EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 544 6 454 60 0.40 (0.04) 0.33 0.01
Attributable to non-controlling interest 5 (112) 5 (100)
Group 549 (106) 459 (40)
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($
MN
)

($
MN
)

H1 2014
From operating profit to net income (US GAAP)
($mn)
H1 2014 H1 2013
Industrial Activities Operating profit 1,090 1,107 (17)
Financial Services Operating profit 286 282 4
Elimination & Other (174) (157) (17)
Operating Profit
1,202 1,232 (30)
Restructuring expenses (42) (29) (13)
Interest expenses of Industrial Activities, net of interest income and eliminations (299) (254) (45)
Other, net (157) (157) -
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
704 792 (88)
Income taxes (301) (359) 58
Equity in income of unconsolidated subsidiaries and affiliates 56 66 (10)
Net Income
459 499 (40)
Net Income attributable to non-controlling interest 5 105 (100)
Net Income attributable to CNH Industrial N.V. 454 394 60
EPS (basic)
0.33 0.32 0.01
EPS (diluted)
0.33 0.32 0.01
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Q2 & H1 2014
Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)
Second Quarter First Half
2014 2013 2014 2013
Net Income 358 348 459 499
Restructuring expenses, net of  tax 24 20 36 29
Other exceptional items, net of tax - - 64 25
Net Income before restructuring and other exceptional
items
382 368 559 553
Net Income before restructuring and other exceptional items
attributable to CNH Industrial N.V.
378 303 554 448
Weighted average shares outstanding 1,354 1,223 1,353 1,223
Basic EPS before restructuring and exceptional items 0.28 0.25 0.41 0.37
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Q2 & H1 2014
Operating Profit US GAAP to Trading Profit IFRS - Reconciliation
The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:
Second Quarter First Half
2014
% of
Net Sales
2013
% of
Net Sales
2014
% of
Net Sales
2013
% of
Net Sales
US GAAP - Industrial Operating Profit 678 7.9% 686 8.0% 1,090 6.9% 1,107 7.0%
Development costs, net
82 102 142 165
Reclassification of Interest compensation (94) (87) (180) (166)
Other Adjustments & Reclassifications, net
(11) (17) (17) (19)
Total Adjustments & Reclassifications (23) (2) (55) (20)
IFRS - Industrial Trading Profit 655 7.6% 684 8.0% 1,035 6.5% 1,087 6.8%
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Q2 & H1 2014
Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation
The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:
Second Quarter First Half
2014 EPS 2013 EPS 2014 EPS 2013 EPS
Net Income attributable to CNH Industrial N.V. 354 0.26 283 0.23 454 0.33 394 0.32
Plus: Net Income attributable to non-controlling interest  4 65 5 105
Net Income in accordance with US GAAP 358 348 459 499
Development costs, net  82 102 142 165
Others, net 9 22 (4) 34
Taxes (46) (43) (48) (43)
Total adjustment 45 81 90 156
Profit/(loss) in accordance with IFRS 403 429 549 655
Less: Profit/(Loss) attributable to non-controlling interest  4 73 5 117
Profit/(Loss) attributable to CNH Industrial N.V. 399 0.29 356 0.29 544 0.40 538 0.44
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Q2 2014
Total Equity – US GAAP to IFRS Reconciliation
June 30,  2014 March 31,  2014
Total Equity in accordance with US GAAP 5,144 5,081
(a) Development costs, net 2,995 2,925
(b) Goodwill and other intangible assets (125) (126)
(c) Defined benefit plans (55) (41)
(d) Restructuring provision (28) (23)
(e) Other adjustments (44) (7)
(f) Tax impact on adjustments (805) (796)
(g) Deferred tax assets and tax contingencies recognition 823 814
Total adjustment 2,761 2,746
Total Equity in accordance with IFRS 7,905 7,827
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($MN)

Q2 & H1 2014
Cash Flow – Change in Net Industrial Debt (US GAAP)
(US$/mn) Q2 2014 H1 2014
Net  Debt of Industrial Activities at the beginning of period (4,024) (2,214)
Net income 358 459
Amortization and depreciation (*) 183 358
Change in provision and similar, and item  related  to  assets  sold  under  buy-back commitments and asset under operating lease
24 87
Change in working capital 267 (1,744)
Investments  in property, plant and equipment and intangible assets (*) (200) (342)
Other changes 4 24
Net Industrial cash flow 636 (1,158)
Capital increases, dividends (374) (373)
Currency translation differences 70 53
Change in Net debt of Industrial Activities 332 (1,478)
Net Debt of Industrial Activities at the end of period (3,692) (3,692)
(*) Excluding Vehicle Buyback and operating lease
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H1 2014
Industrial Activities Cash Provided (used) by Working Capital
Balance as of
December 31,
2013
Balance as of
June 30,
2014
Cash Provided
(Used) by
Working Capital
Trade receivables and financing receivables related to sales, net 1,395 7 1,318 84
Inventories, net 7,314 34 8,742 (1,394)
Trade payables 7,162 10 6,998 (174)
Other assets (liabilities), net (777) (158) (675) (260)
Net Working Capital 770 (127) 2,387
Industrial Activities cash provided (used) by WC (1,744)
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($MN)
Effect of
Currency
Translation and
non-cash
Transactions

Q2 2014
Gross Debt - Breakdown
Industrial Financial Services Industrial Financial Services
11.5 5.2 Cash Portion of Debt Maturities 11.3 5.8
5.1 2.1 Bank Debt 4.9 2.1
6.2 3.1 Capital Market 6.2 3.7
0.2 0.1 Other Debt 0.2 0.1
0.0 14.6
Securitization and Sale of Receivables
(on book)
0.0 14.3
0.0 11.5 ABS / Securitization 0.0 11.6
0.0 0.9 Warehouse Facilities 0.0 0.4
0.0 2.2 Sale of Receivables 0.0 2.2
0.0 0.0
Adjust. for Hedge Accounting on Fin.
Payables
0.0 0.0
(3.2) 3.2
Intersegment Net Financial Payables /
(Receivables)
(3.8) 3.8
8.3 23.0 Gross Debt 7.4 23.9
(4.2) (1.6) Cash & Mkt Securities (3.7) (1.7)
(0.0) (0.0) Derivatives Fair Value (0.0) (0.0)
4.0 21.4 Net Debt 3.7 22.2
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MARCH
31, 2014
JUNE
30, 2014

Q2 2014
Debt Maturity Schedule - Breakdown
Outstanding
June 30, 2014
Next 6 M 2015 2016 2017 2018 Beyond
7.0 Bank Debt 1.3 1.6 2.2 1.0 0.4 0.4
9.8 Capital Market 0.1 2.5 0.9 2.0 2.3 1.9
0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1
17.0 Cash Portion of Debt Maturities 1.5 4.1 3.2 3.1 2.8 2.4
(5.4) Cash & Marketable Securities
(0.8) of which ABS related
(2.3) Undrawn committed credit lines
(7.7) Total Available Liquidity
Note: Numbers may not add due to rounding
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($BN)

Geographic Information
Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as
Market Share / Market Position Data
Q2 & H1 ’14 Results Review Review
NAFTA: United States, Canada and Mexico
LATAM: Central and South America, and the Caribbean Islands
APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)
EMEA: 28 member countries of the European Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding
Turkey)
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.
For Commercial Vehicles regions are defined for both market share and TIV as: Europe (27 countries reflecting key market where the segment competes);
LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand)
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period
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In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment
in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers
Association, as well as on other shipment data collected by an independent service bureau.
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.

Non-GAAP Financial Measures
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CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its  results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS.
CNH Industrial non-GAAP financial measures are defined as follows:

Operating Profit under US GAAP
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of
Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS
Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments.
Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling  interests.
Net income (loss) before restructuring and exceptional items
Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for
Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Working Capital
Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net
Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Accounting standards, reporting currency and segment realignment
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Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F,
CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural
Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in a subsequent section of this presentation. Prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars.
A summary outlining the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency is available on the Company’s website,
www.cnhindustrial.com

Contacts
Q2 & H1 ’14 Results Review Review
Investor Relations Team
Federico Donati – Head of Investor Relations                 +39 (011) 00 - 62756
Noah Weiss – Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com
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